UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INVIVO THERAPEUTICS HOLDINGS CORP.

(Name of Subject Company (Issuer))

INVIVO THERAPEUTICS HOLDINGS CORP. (Issuer)

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Warrants to Purchase Common Stock dated October 26, 2010

Investor Warrants to Purchase Common Stock

Placement Agent Warrants to Purchase Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Frank Reynolds

Chief Executive Officer

InVivo Therapeutics Holdings Corp.

One Kendall Square, Suite B14402

Cambridge, Massachusetts 02139

Phone: (617) 863-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Bradley Jacobson, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6205

Facsimile: (617) ) 279-8402

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,284,044	$1,948.35

*	The transaction value is estimated for solely for purposes of calculating the amount of the filing fee. The calculation assumes that all eligible warrants to purchase 15,009,608 shares of the Issuer’s common stock subject to the offer will be exchanged for new warrants pursuant to the terms of the offer. The aggregate value of such warrants was calculated based on the Black-Scholes pricing model.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,948.35	Filing Party: InVivo Therapeutics Holdings Corp.
Form or Registration No.: 005-85686	Date Filed: April 8, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by InVivo Therapeutics Holdings Corp., a Nevada corporation (the “Company” or “InVivo”), on April 8, 2013 (the “Schedule TO”) in connection with the offer by the Company to exchange certain of its outstanding warrants to purchase common stock (the “Original Warrants”) for new warrants (the “New Warrants”) with the same terms except (i) the expiration date of the New Warrants will be extended two years and (ii) weighted average anti-dilution provisions will be removed from the New Warrants. The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated April 8, 2013, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A) (the “Offer to Exchange”), and in the Election to Participate, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B) (the “Election to Participate”), which together with the Offer to Exchange, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”).

The information contained in the Offer to Exchange and the Election to Participate is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

The information set forth in the Offer to Exchange is hereby amended and supplemented as follows:

1. The section entitled “Important Notices” is hereby amended by deleting the following sentence:

“We are not making, and will not make, the Offer to holders of Eligible Warrants in any state or other jurisdiction in which the Offer would not be in compliance with the laws of such state or other jurisdiction.”

2. The section entitled “The Offer – Section 2. Eligibility” is hereby amended by deleting the following sentence:

“We are not making, and will not make, the Offer to holders of Eligible Warrants in any state or other jurisdiction in which the Offer would not be in compliance with the laws of such state or other jurisdiction.”

3. The third paragraph in the section entitled “The Offer – Section 6. Extension of the Offer; Termination; Amendment” is hereby amended and restated as follows:

“If we:

•	decrease the number of Eligible Warrants eligible to participate in this Offer; or

•	make any other material amendment to the terms of this Offer; and

in any such case the Offer affected by such decrease is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any such decrease is first published, sent or given in the manner specified herein, we will extend the Offer for the remaining Eligible Warrants until at least the expiration of such ten-business day period. For the purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight (Eastern time).”

4. The section entitled “The Offer – Section 8. Conditions of the Offer – Additional Condition Applicable to Investor Warrants Only” is hereby amended and supplemented by inserting the following:

“If we terminate the Offer with respect to the Investor Warrants as noted above, thereby reducing the number of Eligible Warrants participating in this Offer, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date we provide of the termination of the Offer with respect to the Investor Warrants, we will extend the Offer for the remaining Eligible Warrants until at least the expiration of such ten-business day period.”

5. The section entitled “The Offer – Section 11. Information Regarding InVivo” is hereby amended and supplemented by inserting the following:

Unaudited Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods specified, and on a pro forma basis for the year ended December 31, 2013:

Unaudited Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Year ended December 31, 2012	Pro Forma Year ended December 31, 2012	Year ended December 31, 2011
Earnings:
Pre-tax income (loss) from continuing operations	$4,664	$(10,069)	$(34,728)
Add: total fixed charges (details below)	72	72	13

Total income (loss) before provision for income taxes plus fixed charges	$4,736	$(9,997)	$(34,715)

Fixed charges:
Interest expense (a)	$72	$72	$13
Amortization of discount related to indebtedness	—	—	—

Total fixed charges	$72	$72	$13

Ratio of earnings to fixed charges	65.78	N/A (*)	N/A (*)

Deficiency of Earnings to Cover Fixed Charges		$(10,069)	$(34,728)

*	During each of these periods, our earnings were less than our fixed charges. The amount of deficiency for each period is set forth in the above table under the caption “Deficiency of Earnings to Cover Fixed Charges.”
(a)	Amount represents interest expense related to indebtedness.

6. The section entitled “The Offer – Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is hereby amended by deleting “To the best of our knowledge,” from the beginning of the fifth paragraph of that section.

The information set forth in the Election to Participate is hereby amended by deleting the following sentences:

“(3) I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of investment in the new warrant(s).

“(4) I have had the opportunity to review the current business prospects, financial condition and operating history of the Company as set forth in the Offer to Exchange and the documents referred to or incorporated by reference therein.

“(5) I have had the opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Offer and I have received all the information I consider necessary or appropriate for deciding whether to accept the offer.”

Item 12.	Exhibits.

(a)(1)(A) *	Offer to Exchange, dated April 8, 2013, as amended on April 26, 2013 as reflected in Amendment No. 1 filed with the SEC on April 26, 2013

(a)(1)(B) *	Election to Participate, as amended on April 26, 2013 as reflected in Amendment No. 1 filed with the SEC on April 26, 2013

(a)(1)(C) *	Notice of Withdrawal

(a)(1)(D) *	Form of New Warrants to be Exchanged for Eligible Warrants

(a)(1)(E) *	Letter from Frank Reynolds, Chairman, Chief Executive Officer and Chief Financial Officer of the Company, to Holders of Eligible Warrants dated April 8, 2013

(a)(1)(F) *	Press release dated April 8, 2013

(a)(1)(G) *	Transcript of Company Webcast dated April 8, 2013

(d)(1)(A)	Form of Investor Warrant of InVivo Therapeutics Holdings Corp. (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(B)	Form of Warrant of InVivo Therapeutics Holdings Corp. issued to Bridge Lenders (incorporated by reference from Exhibit 4.5 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(C)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.00 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(D)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.40 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(E)	Form of Registration Rights Agreement, by and between InVivo Therapeutics Holdings Corp. and the investors in the offering (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(F)	Placement Agent Agreement dated October 4, 2010, between InVivo Therapeutics Corp. and Placement Agent (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(E)	Form of Registration Rights Agreement, by and between InVivo Therapeutics Holdings Corp. and the investors in the offering (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(G)	Placement Agent Agreement dated October 4, 2010, between InVivo Therapeutics Corp. and Placement Agent (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVIVO THERAPEUTICS HOLDINGS CORP.

By:	/s/ Frank M. Reynolds
Name:	Frank M. Reynolds
Title:	Chief Executive Officer

Date: April 26, 2013

EXHIBIT INDEX

(a)(1)(A) *	Offer to Exchange, dated April 8, 2013, as amended on April 26, 2013 as reflected in Amendment No. 1 filed with the SEC on April 26, 2013

(a)(1)(B) *	Election to Participate, as amended on April 26, 2013 as reflected in Amendment No. 1 filed with the SEC on April 26, 2013

(a)(1)(C) *	Notice of Withdrawal

(a)(1)(D) *	Form of New Warrants to be Exchanged for Eligible Warrants

(a)(1)(E) *	Letter from Frank Reynolds, Chairman, Chief Executive Officer and Chief Financial Officer of the Company, to Holders of Eligible Warrants dated April 8, 2013

(a)(1)(F) *	Press release dated April 8, 2013

(a)(1)(G) *	Transcript of Company Webcast dated April 8, 2013

(d)(1)(A)	Form of Investor Warrant of InVivo Therapeutics Holdings Corp. (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(B)	Form of Warrant of InVivo Therapeutics Holdings Corp. issued to Bridge Lenders (incorporated by reference from Exhibit 4.5 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(C)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.00 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(D)	Form of Warrant of InVivo Therapeutics Holdings Corp. ($1.40 exercise price) issued to Placement Agent (incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(E)	Form of Registration Rights Agreement, by and between InVivo Therapeutics Holdings Corp. and the investors in the offering (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(F)	Placement Agent Agreement dated October 4, 2010, between InVivo Therapeutics Corp. and Placement Agent (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

(d)(1)(E)	Form of Registration Rights Agreement, by and between InVivo Therapeutics Holdings Corp. and the investors in the offering (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 1, 2010)

(d)(1)(G)	Placement Agent Agreement dated October 4, 2010, between InVivo Therapeutics Corp. and Placement Agent (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 9, 2010)

*	Previously filed.

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